

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Greg Fenton
Chief Executive Officer
Zentek Ltd.
24 Corporate Ct.
Guelph, Ontario N1G 5G5

> **Re: Zentek Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 23, 2024**
> **File No. 333-278886**

Dear Greg Fenton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Daniel Nauth